Exhibit 99.1

Innoviz Reports Second Quarter 2025 Results

•	Record H1 revenues exceed full-year 2024 levels; Q2 cash burn[1] at ~$7.3M; reiterating 2025 revenue guidance; raising NRE bookings targets
•	Development agreement with Top 5 passenger OEM reinforces Innoviz’s position as a preferred technology partner for global OEMs
•	Supporting increasing demand from new and existing customers; shipped first units from Fabrinet’s high-volume production line

TEL AVIV, Israel , Aug. 13, 2025 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR and software solutions, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended June 30, 2025 and updated its full year commercial and financial targets.

“I am tremendously proud of the significant progress Innoviz has made in 2025. At the outset of the year, we set a series of ambitious goals for the company; our robust financial performance and strong trajectory of customer engagements demonstrate that we are well on our way to meeting our commitments,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “In the first half of the year, Innoviz generated more revenues than in all of 2024, and cash burn in the second quarter was in the single digits. In June, Innoviz signed a Statement of Development Work (SODW) agreement with a top 5 passenger automotive OEM under which Innoviz is developing certain modifications to its InnovizTwo LiDAR for the OEM’s level 3 global production vehicle program slated for SOP in 2027, as the companies discuss a production agreement. We continue to make progress with our existing L3 and L4 programs, and are encouraged by the dramatic acceleration of robotaxi deployments around the world. We introduced the InnovizSMART, which brings our auto-grade LiDAR to industrial applications. Within weeks of its launch, we were able to announce several important collaborations, as well as the integration of the InnovizSMART into the NVIDIA Jetson Orin ecosystem. With our expanding customer engagement and units now shipping from our high-volume manufacturing line at Fabrinet, we believe that we are well-positioned to achieve our goal of becoming the world’s premier large-scale supplier of best-in-class LiDAR solutions for autonomous driving and beyond.”

Commercial and Strategic Updates

•	SODW with Top 5 Automotive OEM – signed a Statement of Development Work (SODW) agreement with a Top 5 passenger automotive OEM.
•	First units shipping from Fabrinet – to support our customers across L3, L4, and non-automotive applications, we have begun shipping units from Fabrinet’s high-volume production line.
•	Launched InnovizSMART – announced the launch of InnovizSMART, which brings auto-grade LiDAR to industrial applications such as Security, Mobility, Aerial, Robotics, and Traffic Management.
•
Announced key collaborations with Cogniteam, Sparsh CCTV, CronAI and integration with NVIDIA Jetson Orin platform – shortly after unveiling InnovizSMART, Innoviz announced collaborations with multiple companies to develop a variety of solutions for deployment in areas such as safety, security, and others.

Second Quarter 2025 Financial Results

Revenues in Q2 2025 were $9.7 million compared to revenues of $6.7 million in Q2 2024. The revenues resulted from a combination of NRE services and sales of LiDAR units.

Operating expenses in Q2 2025 were $18.5 million, a decrease of 20% compared to operating expenses of $23.3 million in Q2 2024. Operating expenses for Q2 2025 included $2.3 million of share-based compensation compared to $3.8 million of share-based compensation in Q2 2024.

Liquidity as of June 30, 2025 was approximately $79.4 million, consisting of cash and cash equivalents, short term deposits, marketable securities and short-term restricted cash.

Updated FY 2025 Financial and Operational Targets
The company is reiterating its FY 2025 targets of:

•	Revenues of $50-$60 million, more than 2x 2024 levels;
•	1-3 new program wins
•	The company is raising its 2025 NRE bookings target to $30-$60 million from $20-$50 million. Year to date, Innoviz has booked over $20 million in NREs.

Conference Call
Innoviz management will hold a web conference today, August 13, 2025, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for the second quarter 2025, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the US, Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

 [1] Cash burn is defined as cash used in operations and capital expenditures

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, expected NRE payments, future prospects related to the strategic partnership with Fabrinet, the anticipated scaling of production, the economic benefits of the partnership and Fabrinet’s compliance with the highest automotive-grade standards, and Innoviz’s projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-Recurring Engineering)” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2025, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2024	2025	2024

Revenues	$27,137	$13,721	$9,747	$6,664
Cost of revenues	(18,595)	(15,255)	(8,187)	(6,901)

Gross profit (loss)	8,542	(1,534)	1,560	(237)

Operating expenses:
Research and development	27,982	40,606	13,152	16,761
Sales and marketing	2,891	4,116	1,170	1,716
General and administrative	8,676	10,233	4,221	4,789

Total operating expenses	39,549	54,955	18,543	23,266

Operating loss	(31,007)	(56,489)	(16,983)	(23,503)

Financial income (expense), net	(29)	5,261	(1,445)	2,360

Loss before taxes on income	(31,036)	(51,228)	(18,428)	(21,143)
Taxes on income	(85)	(77)	(51)	(24)

Net loss	$(31,121)	$(51,305)	$(18,479)	$(21,167)

Basic and diluted net loss per ordinary share	$(0.16)	$(0.31)	$(0.09)	$(0.13)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	192,642,299	166,095,197	200,079,493	166,530,895

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (Unaudited)

	June 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,535	$25,365
Short-term restricted cash	16	16
Bank deposits	56,574	30,628
Marketable securities	9,270	11,955
Trade receivables, net	11,623	6,043
Inventory	3,201	1,905
Prepaid expenses and other current assets	6,678	6,707
Total current assets	100,897	82,619

LONG-TERM ASSETS:
Restricted deposits	2,897	2,725
Property and equipment, net	20,752	23,432
Operating lease right-of-use assets, net	26,469	23,194
Other long-term assets	90	79
Total long-term assets	50,208	49,430
Total assets	$151,105	$132,049

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,346	$8,813
Deferred revenues	3,449	274
Employees and payroll accruals	9,498	8,722
Accrued expenses and other current liabilities	6,376	5,631
Operating lease liabilities	5,635	4,330
Total current liabilities	28,304	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	29,625	25,264
Warrants liability	56	86
Total long-term liabilities	29,681	25,350

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	854,286	808,974
Accumulated deficit	(761,166)	(730,045)
Total shareholders’ equity	93,120	78,929
Total liabilities and shareholders’ equity	$151,105	$132,049

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2025	2024	2025	2024
Cash flows from operating activities:
Net loss	$(31,121)	$(51,305)	$(18,479)	$(21,167)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,715	4,036	1,338	1,541
Remeasurement of warrants liability	(30)	(149)	18	(63)
Change in accrued interest on bank deposits	(654)	(465)	(317)	322
Change in marketable securities	(91)	(259)	(29)	(101)
Share-based compensation	7,907	11,145	3,153	4,635
Foreign exchange loss (gain), net	(1,283)	124	(1,437)	170
Change in prepaid expenses and other assets	(131)	3,153	(2,260)	983
Change in trade receivables, net	(5,580)	1,977	6,038	(5,081)
Change in inventory	383	115	182	259
Change in operating lease assets and liabilities, net	2,391	(1,327)	3,103	(747)
Change in trade payables	(4,564)	(2,247)	(987)	(180)
Change in accrued expenses and other liabilities	1,049	(1,187)	526	(352)
Change in employees and payroll accruals	776	248	622	(858)
Change in deferred revenues	3,175	(6,487)	2,231	(120)
Net cash used in operating activities	(25,058)	(42,628)	(6,298)	(20,759)
Cash flows from investing activities:
Purchase of property and equipment	(2,924)	(2,029)	(1,009)	(880)
Proceeds from sales of property and equipment	3	-	3	-
Investment in bank deposits	(58,700)	(15,500)	(14,400)	(1,500)
Withdrawal of bank deposits	33,450	56,000	20,950	31,000
Investment in restricted deposits	-	(67)	-	-
Investment in marketable securities	(22,931)	(14,795)	(8,039)	(13,857)
Proceeds from sales and maturities of marketable securities	25,707	16,694	7,970	15,799
Net cash provided by (used in) investing activities	(25,395)	40,303	5,475	30,562
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance cost	37,289	-	(307)	-
Proceeds from exercise of options	265	111	123	69
Net cash provided by (used in) financing activities	37,554	111	(184)	69
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,069	(43)	1,173	(117)
Increase (decrease) in cash, cash equivalents and restricted cash	(11,830)	(2,257)	166	9,755
Cash, cash equivalents and restricted cash at the beginning of the period	25,381	26,336	13,385	14,324
Cash, cash equivalents and restricted cash at the end of the period	$13,551	$24,079	$13,551	$24,079

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